ArcelorMittal announces acquisition of Koppers’ Monessen Coke Plant

Luxembourg, 4 August 2008 - ArcelorMittal, the world's leading steel company, today announces that it has signed an agreement to acquire the Koppers’ Monessen Coke Plant from Koppers Inc. for $US 160 million.

Koppers’ Monessen Coke Plant, located in Monessen, Pennsylvania produced 320,000 metric tons of metallurgical coke in 2007. The transaction is subject to receipt of relevant regulatory approvals.

Commenting, Sudhir Maheshwari, Member of ArcelorMittal's Group Management Board with responsibility for M&A, Project and Business Development, said:

“This acquisition is an important step towards increasing our upstream self sufficiency in metallurgical coke production during a time when metallurgical coke demand on a global scale remains strong. ArcelorMittal currently purchases all of the coke produced by the Koppers’ Monessen Coke Plant”

Note to Editors

The coke plant at Monessen, PA was built in 1941-1942 by Pittsburgh Steel Company. At present, the facility consists of 2 coke batteries, housing 56 coke ovens which have an annual production capacity of 327,000 metric tons of metallurgical coke.